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Exhibit (d)(4)

No.

ZAMBA CORPORATION
2000 NON-OFFICER STOCK OPTION PLAN

NONSTATUTORY STOCK OPTION AGREEMENT

            , Optionee:

        Zamba Corporation (the "Company"), pursuant to its 2000 Non-Officer Stock Option Plan (the "Plan"), has granted to you, the optionee named above, an option to purchase shares of the common stock of Zamba ("Common Stock"). This option is not intended to qualify as and will not be treated as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

        The grant hereunder is in connection with and in furtherance of Zamba's compensatory benefit plan for participation of Zamba's non-officer employees and is intended to comply with the regulations promulgated by the Securities and Exchange Commission. Defined terms not explicitly defined in this agreement but defined in the Plan shall have the same definitions as in the Plan.

        The details of your option are as follows:

        1.    Total Number of Shares Subject to this Option.    The total number of shares of Common Stock subject to this option is                        .

        2.    Grant Date.    This option is granted as of                        .

        3.    Vesting.    Subject to the limitations contained herein, this option shall vest (become exercisable) as to twenty-five percent (25%) of the shares subject to the option on                        (which is one calendar year from the vesting start date of                        ) and shall vest (become exercisable) as to an additional six and one-fourth percent (6.25%) of the shares subject to the option each full calendar quarter thereafter until either (i) you cease to provide services to Zamba for any reason, or (ii) this option becomes fully vested.

        4.    Exercise Price and Method of Payment.

        (a)    Exercise Price.    The exercise price of this option is $                          per share, being not less than 25% of the fair market value of the Common Stock on the date of grant of this option.

        (b)    Method of Payment.    Payment of the exercise price per share is due in full upon exercise of all or any part of each installment which has accrued to you. You may elect, to the extent permitted by applicable statutes and regulations, to make payment of the exercise price under one of the following alternatives:

            (i)  Payment of the exercise price per share in cash (including check) at the time of exercise;

           (ii)  Payment pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by Zamba or the receipt of irrevocable instructions to pay the aggregate exercise price to Zamba from the sales proceeds;

         (iii)  Provided that at the time of exercise Zamba's Common Stock is publicly traded and quoted regularly in the Wall Street Journal, payment by delivery of already-owned shares of Common Stock, held for the period required to avoid a charge to Zamba's reported earnings, and owned free and clear of any liens, claims, encumbrances or security interests, which Common Stock shall be valued at its fair market value on the date of exercise; or

          (iv)  Payment by a combination of the methods of payment permitted by subparagraph 3(b)(i) through 3(b)(iii) above.

        5.    Whole Shares.    This option may not be exercised for any number of shares which would require the issuance of anything other than whole shares.

        6.    Securities Law Compliance.    Notwithstanding anything to the contrary contained herein, this option may not be exercised unless the shares issuable upon exercise of this option are then registered under the Act or, if such Shares are not then so registered, Zamba has determined that such exercise and issuance would be exempt from the registration requirements of the Act.

        7.    Term.    The term of this option commences on the Grant Date set forth in Section 2, and expires ten (10) years from the Grant Date, unless this option expires sooner as set forth below or in the Plan. In no event may this option be exercised on or after the Expiration Date. This option shall terminate prior to the Expiration Date as follows: ninety (90) days after the termination of your Continuous Service as an Employee or Consultant with Zamba or an Affiliate of Zamba for any reason or for no reason unless:

          (a)   such termination of Continuous Service as an Employee or Consultant is due to your disability, in which event the option shall expire on the earlier of the Expiration Date set forth above or twelve (12) months following such termination of Continuous Service as an Employee or Consultant; or

          (b)   such termination of Continuous Service as an Employee or Consultant is due to your death or your death occurs within ninety (90) days following your termination for any other reason, in which event the option shall expire on the earlier of the Expiration Date set forth above or twelve (12) months after your death; or

          (c)   during any part of such ninety (90) day period the option is not exercisable solely because of the condition set forth in paragraph 5 above, in which event the option shall not expire until the earlier of the Expiration Date set forth above or until it shall have been exercisable for an aggregate period of ninety (90) days after the termination of Continuous Service as an Employee or Consultant.

        However, this option may be exercised following termination of Continuous Service as an Employee or Consultant only as to that number of shares as to which it was exercisable on the date of termination of Continuous Service as an Employee or Consultant under the provisions of paragraph 2 of this option.

        8.    Exercise.

        (a)   This option may be exercised for no fewer than one hundred (100) shares unless such exercise is for all shares as to which this option is then exercisable. Exercise of this option shall be accomplished by delivering a notice of exercise (in a form designated by Zamba) together with the exercise price to the Secretary of Zamba, or to such other person as Zamba may designate, during regular business hours, together with such additional documents as Zamba may then require pursuant to Section 14 of the Plan.

        (b)   By exercising this option you agree that as a precondition to the completion of any exercise of this option, Zamba may require you to enter an arrangement providing for the cash payment by you to Zamba of any tax withholding obligation of Zamba arising by reason of: (1) the exercise of this option; (2) the lapse of any substantial risk of forfeiture to which the shares are subject at the time of exercise; or (3) the disposition of shares acquired upon such exercise. You also agree that any exercise of this option has not been completed and that Zamba is under no obligation to issue any Common Stock to you until such an arrangement is established or Zamba's tax withholding obligations are satisfied, as determined by Zamba.

        9.    Transferability.    This option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to Zamba, in a form satisfactory to Zamba, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise this option.

        10.    Option Not a Service Contract.    This option is not an employment contract and nothing in this option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of Zamba, or of Zamba to continue your employment with Zamba. In addition, nothing in this option shall obligate Zamba or any Affiliate of Zamba, or their respective shareholders, Board of Directors, officers, or employees to continue any relationship which you might have as a Director or Consultant for Zamba or Affiliate of Zamba.

        11.    Notices.    Any notices provided for in this option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by Zamba to you, three (3) days after deposit in the United States mail, postage prepaid, addressed to you at the address specified below or at such other address as you hereafter designate by written notice to Zamba.

        12.    Governing Plan Document.    This option is subject to all the provisions of the Plan, a copy of which is attached hereto and its provisions are hereby made a part of this option, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of this option and those of the Plan, the provisions of the Plan shall control.

        13.    Governing Law.    This option shall be governed by and construed in accordance with the laws of the State of Minnesota as applied to contracts made and to be performed entirely in Minnesota except to the extent required to be governed by the General Corporation Law of the State of Delaware.

Dated the 14th day of July, 2000
Very truly yours,
Zamba Corporation
	By	/s/ MIKE CARREL Duly authorized on behalf of the Board of Directors

Attachments:

  Zamba Corporation 2000 Non-Officer Stock Option Plan
  Stock Option Exercise Agreement

The undersigned:

          (a)   Acknowledges receipt of the foregoing option and the attachments referenced therein and understands that all rights and liabilities with respect to this option are set forth in the option and the Plan; and

          (b)   Acknowledges that as of the date of grant of this option, it sets forth the entire understanding between the undersigned optionee and Zamba and its Affiliates regarding the acquisition of stock in Zamba and supersedes all prior oral and written agreements on that subject with the exception of (i) the options previously granted and delivered to the undersigned under stock option plans of Zamba, and (ii) the following agreements only:

None	(Initial)
Other

Optionee
Address:

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  Exhibit (d)(4)
ZAMBA CORPORATION 2000 NON-OFFICER STOCK OPTION PLAN NONSTATUTORY STOCK OPTION AGREEMENT